Exhibit 12.1

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Income before income taxes	$844,247	$742,505	$589,387	$426,370	$850,401

Equity in net income or loss of investees	(947)	52,238	(43,632)	71,100	(56,035)
Fixed charges	53,319	33,304	34,223	37,166	35,018

Income available for fixed charges	$896,619	$828,047	$579,978	$534,636	$829,384

Fixed charges:
Interest and amortization on indebtedness	45,634	27,060	28,525	31,691	30,007
Estimate of interest component within rental expense, net of sublease income (1)	7,685	6,244	5,698	5,475	5,011
Total fixed charges	53,319	33,304	34,223	37,166	35,018

Preference dividends (2)	36,675	21,938	25,079	25,844	25,844

Total fixed charges and preference dividends	$89,994	$55,242	$59,302	$63,010	$60,862

Ratio of earnings to fixed charges	16.8	24.9	16.9	14.4	23.7

Ratio of earnings to fixed charges and preference dividends	10.0	15.0	9.8	8.5	13.6

(1)	Represents a reasonable approximation of the interest cost component of rental expense, net of sublease income, incurred by the Company.

(2)	Includes dividends attributable to redeemable noncontrolling interests.